UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D/A
[Rule 13d-101]

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO SECTION 240.13D-2(a)

(Amendment No. 1)

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

098003106

(CUSIP Number)

R. George O’Krepkie, Jr.
c/o Bonds.com Group, Inc.
529 5th Avenue
New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:   ☐

CUSIP No.: 098003106

1. Name of reporting persons: R. George O’Krepkie, Jr.

2. Check the appropriate box if a member of group (a) ☐ (b) ☐

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States Citizen

Number of shares beneficially owned by each reporting person

7. Sole Voting Power 22,646,2791

8. Shared Voting Power

9. Sole Dispositive Power 22,646,2791

10. Shared Dispositive Power

11. Aggregate amount beneficially owned by the reporting person: 22,646,2791

12. Check if the aggregate amount in row (11) excludes certain shares ☐

13. Percent of class represented by amount in row (11): 17.83%

14. Type of reporting person: IN

______________

1    Of the 22,646,279 shares of common stock, par value $0.0001 per share (the “Common Stock”) reported in this Schedule 13D, (a) 18,575,000 represent shares of Common Stock the Reporting Person has the right to acquire upon the exercise of a non-qualified stock option for an exercise price of $0.07 per share, which was granted to Mr. O’Krepkie by Bonds.com Group, Inc. (the “Issuer”) on February 2, 2011 and was fully vested on the date of grant (the “2/2/11 Fully Vested Option”), (b) 3,095,834 represent shares of Common Stock the Reporting Person has the right to acquire upon the exercise of a non-qualified stock option for an exercise price of $0.105 per share, which was granted to Mr. O’Krepkie by the Issuer on February 2, 2011 (the “2/2/11 Partially Vested Option”), and (c) 975,445 represent shares of Common Stock the Reporting Person has the right to acquire upon the exercise of a non-qualified stock option for an exercise price of $0.075, which was granted to Mr. O’Krepkie by the Issuer on July 14, 2011 (the “7/14/11 Option”).  The 2/2/11 Fully Vested Option expires on February 2, 2018.  The 2/2/11 Partially Vested Option is exercisable for up to an aggregate of 18,575,000 shares of Common Stock at an exercise price of $0.105 per share, vests in equal quarterly installments over a period of three years and expires on February 2, 2018.  The 7/14/11 Option is exercisable for an aggregate of up to 3,901,780 shares of Common Stock at an exercise price of $0.075 per share, was 25% vested on the date of grant and the balance vests in equal quarterly installments over a period of four years, and expires on July 14, 2018.  These options were granted to the Reporting Person in the forms incorporated by reference as Exhibit 1 and Exhibit 2 hereto and contain provisions with respect to the accelerated vesting and termination of the options upon the termination of the Reporting Person’s employment under various circumstances.

CUSIP No.: 098003106

Amendment No. 1 to Statement on Schedule 13D

This Amendment No. 1 to Statement on Schedule 13D (this “Amendment No. 1”) amends the Statement on Schedule 13D of R. George O’Krepkie, Jr. filed with the Securities and Exchange Commission on February 14, 2011 (the “Statement”).  Except as specifically amended by this Amendment No. 1, the Statement remains in full force and effect. Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the meanings given to them in the Statement.  The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

The following Items of the Statement are amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Items 3 is hereby amended by adding the following thereto:

On July 14, 2011, the Issuer granted to the Reporting Person a non-qualified stock option (the “7/14/11 Option”).  The 7/14/11 Option is exercisable for up to an aggregate of 3,901,780 shares of Common Stock, of which 25% (or 975,445 shares of Common Stock) were vested immediately upon grant and 75% (or 2,926,335 shares of Common Stock) vest in equal quarterly installments over a period of four years.  The 7/14/11 Option expires on July 14, 2018.  The exercise price per share pursuant to the 7/14/11 Option is $0.075.  The 7/14/11 Option was granted to the Reporting Person in the form incorporated by reference as Exhibit 2 hereto and contains provisions with respect to the accelerated vesting and termination of the options upon the termination of the Reporting Person’s employment under various circumstances.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following thereto:

The information contained in Item 3 above is incorporated herein by reference.  The Issuer granted the 7/14/11 Option to the Reporting Person as compensation and incentive for his services as President of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a)
“As of the July 22, 2011, 22,646,279 shares of Common Stock may be deemed beneficially owned by the Reporting Person.  Such shares represent 17.83% of the issued and outstanding shares of Common Stock (assuming the issuance of the shares of Common Stock beneficially owned by the Reporting Person).  The Reporting Person has the right to acquire such shares within 60 days from the date of this Statement upon the exercise of non-qualified stock options."

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended by adding reference to the following additional exhibit:

Exhibit 2
Form of Notice and Stock Option Agreement Pursuant to Bonds.com Group, Inc. 2011 Equity Plan (incorporated by reference to Exhibit 10.19 to Bonds.com Group, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 8, 2011)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 25, 2011	/s/ R. George O'Krepkie, Jr.
R. George O’Krepkie, Jr.